Mail Stop 3561

April 21, 2010

Steven L. Spinner
Chief Executive Officer
United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

> **Re:** **United Natural Foods, Inc.**
> **Form 10-K for Fiscal Year Ended August 1, 2009**
> **Filed September 30, 2009**
> **File No. 0-21531**

Dear Mr. Spinner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director